Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: February 2, 2017

The following is a presentation prepared by CBS Corporation and Entercom Communications Corp., dated February 2, 2017.

ENTERCOM + CBS RADIO Delivering Local Connection on a National Scale February 2, 2017

Disclaimer Forward-Looking Statements This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings. All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Additional Information Important Additional Information Will be Filed with the SEC Entercom will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Entercom that will also constitute a prospectus of Entercom (the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS). Participants in the Solicitation Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2015, and their Proxy Statements on Schedule 14A, filed on March 18, 2016 and April 15, 2016, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above. 2

Creating a Leading Local Media and Entertainment Company Transformational deal creates scale-driven opportunities to compete more effectively with other media and to accelerate growth and drive shareholder value • Creates leading local media and entertainment company with a preeminent Radio platform of 244 stations covering 23 of the country’s top 25 markets, plus robust digital and events platforms • Harnesses the power of Radio to deliver local connection on a national scale • Establishes leading local sports platform, leading news and talk radio platform and leading creator of live, original, local audio content with stellar lineup of iconic local brands and personalities • Positioned to capitalize on Radio’s strength as America’s #1 reach medium, offering advertisers outstanding ROI and local activation • Creates platform to drive EBITDA growth, expected to be accretive to normalized free cash flow per share and adjusted EPS with expected synergies(1) • Compelling financial profile with strong balance sheet, robust free cash flow generation and an attractive dividend • Track record of superior financial performance, successful integrations and significant shareholder value creation 3 (1) Normalized free cash flow per share refers to fully taxed annual free cash flow per share

Transaction Overview • Merger of Entercom with CBS Radio through all-stock Reverse Morris Trust transaction expected to be tax free • CBS Corporation intends to split off CBS Radio to participating CBS shareholders, followed by a combination of CBS Radio with Entercom Transaction Structure • Entercom shareholders will own 28% and participating CBS shareholders will own 72% • Implies pro forma enterprise value of approximately $4 billion and equity market value over $2 billion(1) • Combined company will be known as Entercom (NYSE: ETM) • Revenue of approximately $1.7 billion • Adjusted EBITDA of approximately $500 million with expected synergies Financial Impact • Strong balance sheet with leverage of approximately 4x Net Debt / Adj. EBITDA (combined pro forma • At least $25 million in expected annual cost synergies within 12-18 months post-close 9/30/16 LTM) • Accretive to normalized free cash flow per share and adjusted EPS • Attractive dividend • Entercom President and CEO David Field will be Chairman and CEO Governance and • Entercom to nominate 5 directors and CBS to nominate 4 directors to the Board Management • Management team will include the best and brightest from both companies • Field family will initially own 8% of shares and hold 25% of vote • Expect to close in second half of 2017 • Subject to customary closing conditions including regulatory approvals and Entercom Regulatory Approvals shareholder vote and Timing • Entercom Chairman Joseph M. Field has agreed to vote in favor of transaction • Expect to divest approximately 15 of 244 stations to meet FCC ownership requirements 4 (1) Based on stock price as of 2/1/17

Catalyst to Accelerate Future Growth Transformational opportunity to accelerate growth by capitalizing on scale efficiencies and operating expertise of the combined company: ? Leading creator of live, original, local audio content on a national scale ? Opportunity to expand verticals in sports, news and talk, and entertainment ? New value-creating business initiatives to drive revenues across digital, events and other complementary platforms? Platform to compete more effectively with other media and increase share of overall advertising dollars? Enhanced national sales development with innovative capabilities across broader platform? Outstanding local sales capabilities with an unparalleled sales force of approximately 1,400 and local marketing solutions to reach targeted local audiences ? Complementary strengths of both companies create a winning formula for Radio 5

The Power of Radio

The Power of Radio Radio is Live, Local and Personal, with massive scale. • America’s #1 reach medium with 240 million listeners • #1 in daytime • #1 in ROI • Best in local activation More adults use AM • Most undervalued medium “and FM radio than any other media.”NY TIMES October 15, 2015 7

America’s #1 Mass Reach Medium Radio Reaches More People vs. Other Mediums (1) (Weekly Reach in % of population) 93% 92% 89% 87% 77% 80% 50% 44% 40% 37% Radio TV PC Smartphone Tablet Adults P18-34 Radio Listenership is Stable (2) (Monthly Adult Listeners in mm) 240 241 241 242 243 240 240 234 236 71% 2008 2009 2010 2011 2012 2013 2014 2015 2016 Broadcast Radio 8 Source: (1) Nielsen Comparable Metrics Report Q2 2016/ Adults = P18+ (2) Nielsen Total Audience Report Q3 2016/ Adults = P18+ 8

Radio Reaches All Dayparts and Demos Radio is the #1 Daytime Medium (1) (Weekday (M-F) Overall Media Usage) 100% Audience 5% 6% 13% 13% 9% 7% 6% 5% 5% 29% 42% 24% 17% Average 50% 48% 42% 35% 33% 37% 35% 35% 37% 35% 35% 36% of Share 57% 60% 60% 61% 61% 63% 63% 60% 48% 53% 48% 37% 36% 42% 30% 29% 30% 30% 30% 29% 30% 30% 30% 32% 0% 6A 7A 8A 9A 10A 11A 12P 1P 2P 3P 4P 5P 6P 7P 8P 9P 10P 11P 12A 1A 2A 3A 4A 5A TV RADIO TV Connected Devices PC SMARTPHONE TABLET Radio Delivers Across Target Demos (2) (Using Radio Each Week) Millennials Generation X Boomers Hispanics African Americans 92% 95% 94% 97% 92% 66.5 million 57.4 million 58.0 million 40.0 million 31.1 million Source: (1) Nielsen Total Audience Report Q2 2015 / TV Connected Devices = DVD, Game Console, Multimedia Device, VCR. P18-49 May 2015 9 (2) Nielsen Music 360 U.S. 2015. Nielsen State of the Media: Audio Today – Radio 2016

Leading Local Media and Entertainment Company ENTERCOM CBSRADIO

Local Connection on a National Scale



Seattle
Portland
Sacramento
San Francisco
Los Angeles
Riverside
San Diego
Las Vegas
Palm Springs
Phoenix
Denver
Wichita
Kansas City
Minneapolis
Milwaukee
Madison
Chicago
Indianapolis
St. Louis
Memphis
Dallas
Austin
Houston
New Orleans
Detroit
Rochester
Buffalo
Cleveland
Pittsburgh
Wilkes-Barre
Springfield
Boston
Worcester
Providence
Hartford
New York
Philadelphia
Baltimore
Washington, D.C.
Norfolk
Greensboro
Greenville
Charlotte
Atlanta
Gainesville
Orlando
Miami

- Nationwide footprint of 244 stations across 47 markets in U.S.
- Operate in all top 10 markets and 23 of the top 25 markets
- Leading local sports platform, home to 45 pro teams and 100+ popular local sports talk shows
- Leading news and talk radio platform
- Leading creator of live, original, local audio content on a national scale

11

Leading Local Sports Platform Largest local sports fan base in America • Home to 45 pro teams and numerous college athletic programs • 4,000+ live games per year • 100+ popular local sports talk shows • Must-listen, highly-engaging content with multi-generational loyal fan bases • CBS Sports Radio NetworkTM: National content syndicated to 300+ affiliated U.S. stations 12 Note: Representative sample of pro teams and college athletic programs; not a comprehensive list

Leading News/Talk and Sports Radio Platform

Leading Creator of Live, Original, Local Audio Content Best Local Brands, Personalities and Shows in Key Markets • Best exclusive, popular local personalities and shows • Custom, curated music and entertainment experiences • AM/FM Radio is #1 source for new music discovery among millennials Ryan Cameron Carson Daly Kevin and Bean Mike Francesa Jim Rome & Wanda Smith Scott Shannon The Men’s Room Kirk & Callahan Boomer & Carton Sarah & Vinnie Pat Hughes 14 Source: Nielsen State of the Media: Audio Today – Radio 2016; Nielsen Music 360 U.S. 2015

Strong, Growing Digital Platforms Over $100MM revenue with significant growth potential • Expands reach and engagement with unique • Inclusion in 23 CBS Local market-focused digital content portals • Radio.com site and app: 250+ stations • “Smart Reach Digital” is Entercom’s digital generating 24.5 million listening hours/week agency offering a suite of marketing solutions • Play.it: Podcast network with 300+ titles and • Amplifies brand impact through social media approximately 24 million streams and downloads integration with influential local on-air talent per month • Eventful: Local event discovery business with 26 million registered users and 9+ million monthly unique visitors 15

Leading Creator of Live Original Events Providing Unique Experiences, Cultural Connection, Community • 4,500+ events per year • Epic gatherings: Big shows, big stars • Intimate performances: Big artists and small stages • Crafted food and beverage events • Supported by Eventful (digital local event discovery business) 16 Source: Nielsen Music 360 U.S. 2015

Financial Summary

ENTERCOM. CBSRADIO

Key Financial Highlights LTM Revenue (1) ($ in millions) $1,671 $1,216 $455 Combined LTM Adjusted EBITDA (2) ($ in millions) $493 $353 $25MM in expected synergies $115 Combined Note: Figures as of LTM 9/30/2016, on firm-wide basis (1) Combined LTM revenue represents Entercom’s LTM as reported revenue and CBS Radio’s “Pro Forma Revenue” as detailed in the appendix to this presentation; does not include the impact of Entercom’s Charlotte acquisition which closed January 2017 (2) Combined LTM Adjusted EBITDA represents Entercom’s LTM Adjusted EBITDA and CBS’ Pro Forma Adj. EBITDA as detailed in the appendix to this presentation; plus the expected 18 transaction synergies to be realized; does not include impact of Entercom’s Charlotte acquisition which closed January 2017

Industry Leader with Excellent Financial Profile

Enhanced Scale Relative to Peers

LTM Revenue ($ in millions)



$1,671 (1)
$510
$1,151
$3,522 (2)
ENTERCOM
CBS RADIO
townsquare
CUMULUS
iHeart MEDIA

Strong Balance Sheet

LTM Net Debt / Adj. EBITDA and Current Credit Ratings



3.8 - 4.0 x (3)
5.3 x
10.8 x
11.0 x
ENTERCOM
CBS RADIO
townsquare
CUMULUS
iHeart MEDIA
B1 / B+
B2 / B
Caa1 / CC
CC

Highest Market Capitalization

Market Cap ($ in millions)(4)



$2,072
$293
$29
ENTERCOM
CBS RADIO
townsquare
CUMULUS

Note:

(1) Combined LTM revenue represents Entercom's LTM as reported revenue and CBS Radio's "Pro Forma Revenue" as detailed in the appendix to this presentation; does not include the impact of Entercom's Charlotte acquisition which closed January 2017

(2) Excludes Americas Outdoor and International Outdoor

(3) ~3.8x includes $25MM in expected synergies; ~4.0x does not include expected synergies

(4) As of 2/1/2017

Preeminent Investment Vehicle in Radio

- Scale-driven efficiencies and growth opportunities
- Strong and flexible capital structure with pro forma leverage of approximately 4x Net Debt / Adj. EBITDA
- Significantly enhanced investable market cap and trading liquidity
- Creates platform to drive EBITDA growth, expected to be accretive to normalized free cash flow per share and adjusted EPS with expected synergies
- Attractive dividend

19

Substantial Cost Savings & Revenue Growth Opportunities • At least $25 million in expected annual cost synergies from consolidation of corporate overhead costs and local market cost savings Cost Synergies • Expected to be fully realized within 12-18 months post-close • Additional local synergy opportunities TBD • Leverage broader platform to drive accelerated revenue growth through: ? Scale-driven business innovation ? National sales development Revenue Opportunity ? Expand verticals in sports, news and talk, and entertainment ? Enhanced digital and events platform ? Competing more effectively with other media Proven Integration Capabilities • Excellent track record of successful integration across dozens of transactions 20

Capital Structure and Allocation • Implies pro forma market cap over $2 billion(1) Capital • Strong balance sheet with net leverage of approximately 4x Net Debt / Adj. EBITDA Structure • Attractively priced with long-dated maturity profile • Secured committed financing • Long-term leverage target of 3.5—4.0x Net Debt / Adj. EBITDA • Low capital expenditures Capital Allocation • Attractive dividend and Dividend Policy ? Current annualized $0.30 dividend per Entercom share ? Ample free cash flow to consider future shareholder returns 21 (1) Based on stock price as of 2/1/17

Creating a Leading Local Media and Entertainment Company Transformational deal creates scale-driven opportunities to compete more effectively with other media and to accelerate growth and drive shareholder value • Creates leading local media and entertainment company with a preeminent Radio platform of 244 stations covering 23 of the country’s top 25 markets, plus robust digital and events platforms • Harnesses the power of Radio to deliver local connection on a national scale • Establishes leading local sports platform, leading news and talk radio platform and leading creator of live, original, local audio content with stellar lineup of iconic local brands and personalities • Positioned to capitalize on Radio’s strength as America’s #1 reach medium, offering advertisers outstanding ROI and local activation • Creates platform to drive EBITDA growth, expected to be accretive to normalized free cash flow per share and adjusted EPS with expected synergies(1) • Compelling financial profile with strong balance sheet, robust free cash flow generation and an attractive dividend • Track record of superior financial performance, successful integrations and significant shareholder value creation 22 (1) Normalized free cash flow per share refers to fully taxed annual free cash flow per share

Appendix

ENTER CBSRADIO

Pro Forma Corporate Structure & Shareholder Ownership



Non-Participating CBS Shareholders
Former CBS Shareholders That Elect to Receive CBS Radio Common Stock
Entercom Shareholders
~72%
~28%
CBS
Entercom
Entercom Subsidiary + CBS Radio
(Combined Company)

($ in millions, except share price)	Entercom	Pro Forma Combined Company
Price / Share (2-1-2017)	$14.15	
Fully-Diluted Shares Outstanding	41.0	146.4
Equity Value	$580	$2,072
Net Debt (Excl. Convertible Preferred)	462 (1)	1,859 (2)
Convertible Preferred	27.5	0
Enterprise Value	$1,069	$3,931
LTM 9/30 Adj. EBITDA	$115 (3)	$468
Net Debt (Excl. Convt. Preferred) / LTM 9/30 Adj. EBITDA (Excl. Synergies)	4.0x	4.0x
Net Debt (Excl. Convt. Preferred) / LTM 9/30 Adj. EBITDA (Incl. Synergies)	N/A	3.8x (4)

Note:
(1) Based on 3Q 2016 quarter end balance; adjusted for refinancing that occurred in November 2016
(2) ETM 3Q 2016 debt balance (adj. for refinancing); $1.37Bn contributed by CBS Radio and $27.5MM related to refinancing convertible preferred
(3) Entercom's 9/30 LTM Debt and EBITDA does not include Entercom's Charlotte acquisition which closed January 2017
(4) Includes ~$25MM in expected synergies

- CBS Corporation intends to split off CBS Radio to participating CBS shareholders
- CBS will commence an exchange offering with CBS shareholders to exchange CBS Radio shares for outstanding CBS shares. This will retire CBS shares
- Immediately after the exchange, CBS Radio will merge with a subsidiary of Entercom and each outstanding share of Radio common stock will be converted into a right to receive newly issued Entercom common stock
- Holders of CBS Radio shares will receive approximately 105 million newly issued Entercom shares

24

Capitalization of Combined Company Low cost debt – 4.98% Long-dated maturities average weighted cost 2016PF Debt / LTM LIBOR 9/30 Adj. ($ in millions) Coupon Floor Maturity Balance EBITDA Cash $18 Revolver ($250mm Capacity) L + 300 2021 $10 0.0x Existing Term Loan B L + 350 1.0% 2023 960 2.1x Committed Term Loan B (to (1) L + 300 2023 500 1.1x refinance ETM debt and preferred) Total Senior Secured Debt $1,470 3.1x Senior Notes 7.250% 2024 400 0.8x Total Debt $1,870 4.0x Corporate Ratings B1 / B+ LTM 9/30/16 Adj. EBITDA (2) $468 Note: Entercom debt at close could vary based on timing (1) Indicative pricing 25 (2) Does not include ~$25MM in expected synergies or impact of Entercom’s Charlotte acquisition which closed January 2017

Entercom Non-GAAP Reconciliations Reconciliation Of GAAP Net Income Available To Common Shareholders To Adjusted EBITDA Last 12 Three Months Ended Months December 31, March 31, June 30, September 30, September 30, ($ in millions) 2015 2016 2016 2016 2016 Net Income Available To Common Shareholders $14 $4 $10 $11 $39 Income Taxes 9 1 8 8 25 Net Interest Expense 10 9 9 9 37 Other (Income) Expense 0 0 0 (2) (2) Corporate Expenses—Non-Cash Compensation Expense 1 1 1 1 5 Station Expenses—Non-Cash Compensation Expense 0 0 0 0 1 Depreciation And Amortization 2 2 3 2 10 Time Brokerage Agreement Income (1) 0 0 0 (1) Impairment Loss 0 0 0 0 0 Preferred Stock Dividend 0 0 0 1 2 Merger And Acquisition Costs And Restructuring Charges 1 0 0 1 2 Net Gain On Sale Or Disposal Of Assets (2) (0) (1) (0) (3) Adjusted EBITDA (1) $35 $18 $31 $30 $115 Note: (1) Adjusted EBITDA consists of net income (loss) available to common shareholders, adjusted to exclude: income taxes (benefit); other (income) expense; net interest expense; depreciation and amortization; time brokerage agreement fees (income); non-cash compensation expense (which is otherwise included in station operating expenses and 26 corporate G&A expenses); impairment loss; merger and acquisition costs, preferred stock dividends and restucturing charges; and gain or loss on sale or disposition of assets.

CBS Radio Non-GAAP Reconciliations

Reconciliation Of Revenue To Pro Forma Revenue

($ in millions)	December 31, 2015	Three Months Ended March 31, 2016	Three Months Ended June 30, 2016	September 30, 2016	Last 12 Months September 30, 2016
Revenue	**$323**	**$264**	**$313**	**$317**	**$1,217**
Sale of KFWB-AM [1]	(1)	(1)	–	–	(1)
Pro Forma Revenue	**$323**	**$263**	**$313**	**$317**	**$1,216**

Reconciliation Of Net Income Available To Common Shareholders To Adjusted EBITDA

($ in millions)	December 31, 2015	Three Months Ended March 31, 2016	Three Months Ended June 30, 2016	September 30, 2016	Last 12 Months September 30, 2016
Net Income Available To Common Shareholders	($239)	$33	$49	$48	($109)
Income Taxes	(174)	22	33	31	(88)
Impairment Charges	483	--	--	--	483
Restructuring Charges	13	--	--	--	13
Depreciation And Amortization	7	7	7	7	27
Stock-Based Compensation	3	4	4	4	14
Adjusted EBITDA [2]	**$94**	**$66**	**$92**	**$89**	**$340**
Run-Rate Savings from Restructuring [3]	3	2	2	2	10
KFWB-AM EBITDA Losses & Other Adjustments [4]	1	2	1	(1)	3
Pro Forma Adjusted EBITDA	**$98**	**$70**	**$95**	**$90**	**$353**

Note:
(1) Adjustments to exclude KFWB-AM, which was sold in Q1 2016
(2) "Adjusted EBITDA" is defined as operating income before depreciation, stock-based compensation expense, restructuring charges and impairment charges
(3) Adjustment to present a full year of savings associated with restructurings in Q4 2015 and Q4 2016
(4) Adjustment to exclude KFWB-AM, which was sold in Q1 2016, certain CBS corporate expense allocations and other non-recurring items

We believe that adjusting for these items provides a clearer perspective on the underlying performance of CBS Radio.

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